UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

SoFi Technologies, Inc. (f/k/a Social Capital Hedosophia Holdings Corp. V)
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Titles of Class of Securities)

83406F102
(CUSIP Number)

December 30, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SCH Sponsor V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Chamath Palihapitiya
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,849,819
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,849,819
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,849,819
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1% (1)
12	TYPE OF REPORTING PERSON IN

(1)
The calculation assumes that there is a total of 809,082,607 shares of Common Stock outstanding, which is the sum of (i) the 806,916,607 shares of Common Stock outstanding as of November 4, 2021, as reported in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 15, 2021, and (ii) the 2,166,000 shares issued to an affiliate of Mr. Palihapitiya upon the exercise of warrants.

1	NAME OF REPORTING PERSON Ian Osborne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,360,305
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,360,305
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,360,305
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1% (1)
12	TYPE OF REPORTING PERSON IN

(1)
The calculation assumes that there is a total of 808,916,607 shares of Common Stock outstanding, which is the sum of (i) the 806,916,607 shares of Common Stock outstanding as of November 4, 2021, as reported in the Quarterly Report on Form 10-Q filed with the SEC on November 15, 2021, and (ii) the 2,000,000 shares issued to an affiliate of Mr. Osborne upon the exercise of warrants.

Item 1(a). Name of Issuer:
SoFi Technologies, Inc. (f/k/a Social Capital Hedosophia Holdings Corp. V)
Item 1(b). Address of Issuer’s Principal Executive Offices:
234 1st Street, San Francisco, California 94105
Item 2(a). Name of Person Filing:
This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):
1.	SCH Sponsor V LLC
2.	Chamath Palihapitiya
3.	Ian Osborne
Item 2(b). Address of Principal Business Office or, if none, Residence:
The principal business address of each of SCH Sponsor V LLC and Mr. Palihapitiya is 317 University Ave, Suite 200, Palo Alto, CA 94301.  The principal business address of Mr. Osborne is Roseneath, The Grange, St. Peter Port, Guernsey GY1 2QJ.
Item 2(c). Citizenship:
See responses to Item 4 on each cover page.
Item 2(d). Titles of Classes of Securities:
Common Stock, par value $0.0001 per share
Item 2(e). CUSIP Number: 83406F102
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .
Item 4. Ownership
(a)          Amount beneficially owned:
See responses to Item 9 on each cover page.
(b)          Percent of class:
See responses to Item 11 on each cover page.
(c)          Number of shares as to which such person has:
(i)          Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.
(ii)          Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.
(iii)          Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.
(iv)          Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
None.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.

Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certification.
Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 30, 2021

SCH Sponsor V LLC

By:	/s/ Chamath Palihapitiya
Name: Chamath Palihapitiya
Title: Chief Executive Officer

/s/ Chamath Palihapitiya
Chamath Palihapitiya

/s/ Ian Osborne
Ian Osborne